Exhibit 19.1
GROUP SECURITIES AND INSIDER TRADING POLICY
Adopted: December 5, 2024
1.OVERVIEW
This Securities and Insider Trading Policy (the “Policy”) provides guidelines with respect to transactions in the securities of Smurfit Westrock plc (the “Company” and, together with its subsidiaries, the “Group”) and the handling of confidential information about the Group and the companies with which the Group engages in transactions or does business. The Company’s Board of Directors (the “Board”) has adopted this Policy to promote compliance with U.S. federal and state laws that prohibit certain persons who are aware of material non-public information about a company or its securities from: (i) engaging in transactions in the securities of that company; or (ii) providing such material non-public information to other persons who may trade on the basis of that information.
In addition to applicable U.S. securities laws, because the Company’s shares are traded on the main market of the London Stock Exchange (“LSE”), the Group is also subject to the United Kingdom (“U.K.”) version of the Market Abuse Regulation (EU) No. 596/2014, as assimilated and forming part of the law of the U.K. by virtue of the European Union (Withdrawal) Act 2018 (“ MAR”). The Group is also subject to the Market Abuse Regulation (EU) No. 596/2014, as a result of the listing of the Group’s debt securities on a European Union multilateral trading facility. The U.K. and EU regimes are substantively similar.
The Group is required under MAR and the U.K. Listing Rules as published by the U.K. Financial Conduct Authority (“FCA”) to establish and maintain effective arrangements and procedures aimed at preventing and detecting market abuse, including insider dealing and market manipulation. Dealing of Company Securities (as defined in Section 4 below) and other financial instruments traded on the main market of the LSE and the New York Stock Exchange may also be subject to the U.K. criminal insider dealing regime under the U.K. Criminal Justice Act 1993, as amended. Similar to the U.S. insider trading laws, U.K. insider dealing regimes prohibit a person in possession of “inside information” (as defined in MAR and set out below, which is similar to material non-public information, as further explained below) to (a) use that information by dealing in financial instruments to which that information relate, (b) encourage, recommend or induce another person to engage in insider dealing and (c) make any unlawful disclosure of inside information. Applicable U.S. securities laws and MAR laws, and all elements of this Policy, will apply to your transactions in Company Securities regardless of your location and regardless of whether your Company Securities are traded on the New York Stock Exchange or the LSE.
The U.S. Securities and Exchange Commission (the “SEC”) the U.S. Department of Justice and the FCA pursue insider trading violations vigorously and seek to punish them severely. While regulators concentrate their efforts on the individuals who trade or facilitate unlawful trading by tipping, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading.
You should carefully consider how enforcement authorities and others might view transactions involving Company Securities before engaging in them. Contact the Group Company Secretary (or the Group Company Secretary’s designee) if you have questions about the application or interpretation of this Policy.

2. SEVERE CONSEQUENCES OF INSIDER TRADING
The consequences of an insider trading violation can be severe, including significant civil and criminal fines and imprisonment. Under applicable U.S. laws, the criminal penalties for violating insider trading laws include imprisonment of up twenty (20) years and fines of up to $5 million for individuals and $25 million for corporations. Under MAR, the FCA may bring criminal proceedings for insider dealing offences, which are punishable by unlimited fines and/or up to ten (10) years’ imprisonment. The FCA may also impose financial penalties, including disgorgement of profits and civil fines, issue public censures and apply to the courts for injunctions against individuals and companies.
Any person subject to this Policy who fails to comply with this Policy may also be subject to Company-imposed sanctions, including dismissal, whether or not the failure to comply results in a violation of law.
The SEC, stock exchanges, state regulators and the FCA are very effective at detecting and pursuing insider trading cases. The SEC and FCA have successfully prosecuted cases against employees at all levels, employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares. Therefore, it is important that anyone subject to this Policy understand the breadth of activities that constitute illegal insider trading. Any of the above consequences, even an investigation by the applicable agency that does not result in prosecution can tarnish the reputation of the Group, its management and the person involved.

3. PERSONS SUBJECT TO THE POLICY
Except as otherwise provided in Section 9 below which applies to specified categories of Insiders (as defined below), this Policy applies to all employees and officers of the Group and all members of the Board. The Group may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material non-public information or inside information about the Group or Company Securities, and the Group Company Secretary (or the Group Company Secretary’s designee) will notify such persons accordingly (collectively, persons in this and the preceding sentence who are subject to this Policy, “Insiders”).
This Policy also applies to an Insider’s family members who reside with any such Insider (such as a spouse, civil partner or spousal equivalent, children or stepchildren (including those away at college), grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in the Insider’s household, any family members who do not live in the Insider’s household but whose transactions in Company Securities such Insider directs, influences or controls, such as parents or children who consult with an Insider before they trade in Company Securities (together, “Family Members”) and any entity over which any Insider and/or their Family Members have direct or indirect control or influence with respect to a transaction in Company Securities (such as a company, corporation, partnership, trust for which an Insider or Family Member performs managerial responsibilities (for example where they serve as a director, executive or trustee, with the power to take managerial decisions affecting the future developments and business prospects of that entity), or an estate for which the Insider or Family Member serves as an executor) or which is set up for the benefit of such person or the economic interests of which are substantially equivalent to those of such a person (collectively, “Controlled Entities” and, together with Family Members, “Related Persons”, which for purposes of MAR and this Policy, also cover the “persons closely associated” (“PCAs”) with PDMRs (as defined below)).

As a result, all Insiders are responsible for their Related Persons’ transactions in Company Securities and should treat all such transactions as if they were for the Insider’s own account. Therefore, Insiders should make Related Persons aware of the need to confer with them before any Related Person trades in Company Securities.
Note that Insiders who are Covered Persons or Pre-Clearance Parties (in each case, as defined below) and their respective Related Persons as well as PDMRs and their PCAs are subject to additional restrictions, as specified in Section 9 below.
For purposes of this Policy:
“Covered Persons.” The following persons (and, in each case, their Related Persons) will be deemed “Covered Persons”:
•directors and officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16 Officers” and together with directors, “Section 16 Persons”);
•any other PDMR (as defined below) and any other direct report to the Company’s Chief Executive Officer;
•each employee in the external reporting, financial forecasting and investor relations functions of the Group;
•each employee with access to systems and information on the Company’s consolidated financial results; and
•any other Insider so notified by the Group Company Secretary (or the Group Company Secretary’s designee).
“PDMRs.” PMDRs are individuals who have regular access to “inside information” (as defined under MAR) and the power to make managerial decisions affecting the future developments and business prospects of the Group. For purposes of this Policy, PDMRs consist of Section 16 Persons and any other individuals who have been informed by the Group that they are PDMRs, and PCAs of PDMRs consist of their Related Persons. The Group will notify any Insider who has been identified as a PDMR. If so, any PDMR must promptly sign and return an acknowledgement of PDMR’s obligations contained in the notification letter issued to the PDMR. PDMRs are required to notify the Company of their Related Persons/PCAs, and any changes to their list of Related Persons/PCAs. Each PDMR is also required to notify their Related Persons/PCAs of the requirements set out in this Policy in writing.
“Pre-Clearance Parties.” “Pre-Clearance Parties” consist of Section 16 Persons, any other PDMRs, any other direct reports to the Company’s Chief Executive Officer, and any other officers, employees or persons so notified by the Group Company Secretary (or the Group Company Secretary’s designee).

4. SECURITIES AND TRANSACTIONS SUBJECT TO THE POLICY
“Company Securities.” For purposes of this Policy references to “Company Securities” include the Company’s ordinary shares, options to purchase ordinary shares, common shares or any other type of securities that the Company or the Group may issue, such as preferred shares, convertible debentures and warrants, financial instruments, debt securities, etc., as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps relating to the Company Securities. Company Securities also include “financial instruments” (as defined in MAR) which, while similar to the securities listed above, are defined broadly and cover securities including, but not limited to, derivative instruments, credit default swaps and contracts for difference. Contact the Group Company Secretary (or the Group Company Secretary’s designee) if you have questions about whether this Policy applies to Company Securities that you may hold, trade or deal in.
“Trading,” “Transactions” and “Dealing.” For purposes of this Policy, references to “trading,” “transactions” or “dealing” (which terms are used interchangeably in this Policy) in Company Securities should be interpreted broadly and include, among other things:
1.purchases and sales of Company Securities;
•sales of Company Securities obtained through the exercise of employee stock options granted by the Company or upon the vesting/settlement of other equity awards;
•making gifts of Company Securities (including charitable donations);
•pledging or lending of Company Securities, including using Company Securities to secure a loan;
•contributions to a trust;
•transactions made under a life insurance policy where (i) the policyholder is a Related Person; (ii) the investment risk is borne by the policyholder; and (iii) the policyholder has the power or discretion to make investment decisions regarding specific instruments in that life insurance policy or to execute transactions regarding specific instruments for that life insurance policy;
•the exercise of Company stock options, even if no Company Securities are to be sold or if there is a “net exercise” (i.e., the use of the underlying shares to pay the exercise price and/or tax withholding obligations), except as provided below;

•broker-assisted cashless exercises (i.e., where the broker sells some or all of the Company Securities underlying the option on the open market);
•entry into, modification or termination of Rule 10b5-1 Plan (as defined in Section 8 below); and/or
•certain transactions in connection with Group’s 401(k) plan(s), if any, or related to dividends, as described below:
•initiation or cessation of payroll contributions into a Company or Group stock fund;
•increasing or decreasing the percentage of payroll deductions that will be allocated to a Company or Group stock fund;
•making an intra-plan transfer of existing account balance (whether attributable to individual’s own contributions or Company contributions) into or out of a Company or Group stock fund;
•taking an in-service distribution if the distribution would result in a liquidation of any amounts invested in a Company or Group stock fund;
•taking out a 401(k) plan loan if the loan would result in a liquidation of any amounts invested in a Company or Group stock fund;
•prepayment of a 401(k) plan loan if the prepayment would result in an allocation of funds to a Company or Group stock fund;
•making a rollover deposit from another qualified plan or IRA that would be allocated in whole or in part to a Company or Group stock fund;
•enrollment in the 401(k) plan’s “auto rebalance” program or equivalent feature;
•enrollment in the 401(k) plan’s “My Total Retirement” managed account program or equivalent feature; or
•election to have dividends on shares reinvested in Company shares rather than being paid out in cash.
It is important to note that this Policy applies to trading, transacting and dealing in Company Securities, whether for your own account or for the account of a third party, directly or indirectly (for example, by cancelling or amending an order, recommending or inducing another person to trade, transact or deal in Company Securities or where you exercise any discretion in respect of any trading, transacting and dealing in Company Securities including through a broker, fund or an investment manager).

Generally speaking, the scope of the definitions of “dealings” and “transactions” under MAR is extremely broad. The Group Company Secretary (or the Group Company Secretary’s designee) may, in limited circumstances and subject to MAR, grant an exception from this Policy’s restrictions to permit dealings and transactions during a blackout period or closed period (if applicable) and when material non-public information or inside information about the Group or Company Securities is in existence within the Group. Before granting an exception or exceptions, the Group Company Secretary (or the Group Company Secretary’s designee) will consider U.S. laws, MAR and the delegated regulations thereunder, in conjunction with the Company’s advisers.

5. STATEMENT OF POLICY
No Insider who is aware of material non-public information or inside information relating to the Company or Company Securities may, directly or indirectly, such as through Related Persons or, for example, by cancelling or amending an order, recommending or inducing another person to trade, transact or deal in Company Securities or exercise any discretion in respect of any trading, transacting and dealing in Company Securities including through a broker, fund or an investment manager, do the following:
•engage in transactions or trading (as discussed in Section 4 above) in Company Securities, except as otherwise permitted pursuant to any exception discussed in Section 4 above or specified in this Policy in Section 8 below;
•recommend (or “tip”), encourage or induce others to engage in transactions in any Company Securities;
•disclose material non-public information or inside information to persons within the Group whose jobs do not require them to have that information, or outside of the Group to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Group’s policies regarding the protection or authorized external disclosure of information regarding the Group;
•assist anyone engaged in the above activities; or
•otherwise engage in “insider dealing” (as defined under MAR and summarized below).
Under MAR, “insider dealing” arises where a person possesses “inside information” (as discussed in Section 6 below) and uses that information by acquiring or disposing of (for his or her own account or for the account of a third party), directly or indirectly, “financial instruments” (which, for purposes of MAR, are equivalent to “securities” of a company) or securities to which that information relate. “Insider dealing” also encompasses (a) encouraging, recommending or inducing another person to engage in insider dealing and (b) disclosure of inside information to another person, otherwise than in the proper performance of the functions of his or her employment, office or profession.
In addition, no Insider who, in the course of working for the Group, learns of material non-public information or inside information about a company with which the Group does business (including a customer or supplier of the Group, a joint venture in which the Group has an interest, any company with which the Group has an indirect or direct control relationship or a designee on its board of directors, or a company that may be the subject of a potential strategic transaction with the Group) may, directly or indirectly, such as through Related Persons or, for example, by cancelling or amending an order, recommending or inducing another person to trade, transact or deal in such company’s securities or exercise any discretion in respect of any trading, transacting and dealing in such company’s securities (including through a broker, fund or an investment manager, engage in transactions in that company’s securities, recommend that others engage in transactions in that company’s securities, or disclose such material non-public information or inside information to persons within the Group whose jobs do not require them to have that information, or outside of the Group to other persons, unless any such disclosure is made in accordance with the Group’s policies, or until the information becomes public or is no longer material).
From time to time, the Group may engage in transactions in its own securities. It is the Group’s policy to comply with applicable securities laws (including state securities laws) and to obtain appropriate approvals by the Board or appropriate committee, if required, and/or, in the case of securities under the Company’s equity compensation plans, to follow terms of such plans and applicable award agreements, if any.
6. ELEMENTS OF POLICY
Material Information
Material information is any information that a reasonable investor would consider important in deciding to buy, hold, sell or otherwise effect a transaction in a company’s securities, even if that information alone would not determine the investor’s decision. Information may be material whether it is favorable or unfavorable to the subject company. Any information that would reasonably be expected to have an effect on the subject company’s stock price, whether positive or negative, should be considered material.
Depending on the circumstances, examples of information that may be considered “material” to the Group include:
•financial or operating results, whether for completed periods or relating to expectations for future periods, including earnings guidance and any restatement of prior period results;
•internal financial information which departs in any significant way from what the market would expect;
•entry into or termination of any significant contract;
•gain or loss of a major customer or supplier;
•material impairment or change in the value of the Group’s assets;

•significant litigation or claims against the Group, developments in such pending litigation or other significant contingent liabilities affecting the Group;
•a significant pending or proposed investment, joint venture, merger, acquisition, sale or other strategic transaction;
•a change in dividend policy or the level or amount of stock repurchases, the declaration of a stock split or the anticipated offering of Company Securities;
•bank or other financings out of the ordinary course of business;
•a breach of or unauthorized access to the Group’s information technology infrastructure or assets or another cybersecurity incident that could have a significant effect on or otherwise significantly disrupt the Group’s business operations, employees, customers or reputation or result in significant financial losses;
•development of a significant new product or process; and/or
•impending bankruptcy or the existence of severe liquidity problems.
Note that this list is merely illustrative and not exhaustive. Insiders should treat an item as material whenever there is a possibility that it may be considered as such. In all cases, the responsibility for determining whether an individual is in possession of material non-public Information or inside information rests with that individual, and any action on the part of the Company, the Group Company Secretary or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities law.
In certain circumstances, as further discussed below, the events described above could also constitute “inside information” for purposes of MAR, but that should always be assessed on a case-by-case basis in accordance with procedures described in this Policy. For instance, as a general rule ordinary earnings results which are in line with market consensus should not generally be considered “inside information” for purposes of MAR, albeit, again, they should be assessed on a case-by-case basis (in particular to consider whether they are in line with market consensus).
Non-Public Information
Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely available radio or television programs, publication in a widely available newspaper, magazine or news website, or public disclosure documents filed with the SEC or FCA that are available on the SEC’s website or via a regulatory information service (such as the regulatory news service of the LSE, Business Wire or PR Newswire). By contrast, information would likely not be considered widely disseminated if it is available only to the Group’s employees, or if it is only available to a select group of analysts, brokers and institutional investors. The circulation of rumors, even if accurate and reported in the media, does not constitute effective public dissemination. The requirement for disclosure of “inside information” (as discussed below) in response to a market rumor should also be considered under MAR.

To avoid the appearance of impropriety, as a general rule, for purposes of this Policy, information should not be considered fully absorbed by the marketplace until one (1) full trading day after the information is disclosed broadly to the marketplace. For purposes of this Policy, a “trading day” is a day on which U.S. and U.K. national stock exchanges are open for trading. If, for example, the Group were to make an announcement during or after market trading hours on a Thursday, you should not trade in Company Securities until the following Monday (assuming the U.S. and U.K. national stock exchanges are open for trading on Friday). Additionally, for example, if the Group were to make an announcement before market trading hours on a Thursday, you should not trade in Company Securities until the market trading commences on Friday (assuming the U.S. and U.K. national stock exchanges are open for trading on Thursday).
Inside Information
Under MAR, “inside Information” is:
•information of a precise nature;
•which has not been made public;
•relating, directly or indirectly, to the Company or to one or more financial instruments; and
•if it were made public, would be likely to have a significant effect on the prices of those financial instruments or related derivative financial instruments (that is, it is information that a reasonable investor would be likely to use as part of the basis of their investment decisions).
Information shall be deemed to be of a precise nature if it indicates a set of circumstances which exists or which may reasonably be expected to come into existence, or an event which has occurred or which may reasonably be expected to occur, where it is specific enough to enable a conclusion to be drawn as to the possible effect of that set of circumstances or event on the prices of the Company Securities. In this respect in the case of a protracted process that is intended to bring about, or that results in, particular circumstances or a particular event, those future circumstances or that future event, and also the intermediate steps of that process which are connected with bringing about or resulting in those future circumstances or that future event, may be deemed to be precise information. “Inside information” under MAR is not always the same as “material non-public information” for purposes of Regulation FD. For instance, for purposes of Regulation FD, non-public quarterly earnings information is generally considered to be an example of material non-public information; however, ordinary earnings results which are in line with market consensus should not generally considered “inside information” for purposes of MAR, albeit they should be assessed on a case-by-case basis (in particular to consider whether they are in line with market consensus).
Questions regarding what constitutes “material non-public” or “inside information” should be directed to the Group Company Secretary (or the Group Company Secretary’s designee). If a transaction becomes the subject of scrutiny, it will be viewed after-the-fact with the benefit of hindsight and as a result, before engaging in any transaction, an Insider should carefully consider how regulators and others might view your transaction in hindsight.

A good rule of thumb: When in doubt, do not trade.
Post-Employment Transactions
If an Insider possesses material non-public information or inside information about the Group (or Company Securities) or a company with which the Group does business (including a customer or supplier of the Group, a joint venture in which the Group has an interest, any company with which the Group has an indirect or direct control relationship or a designee on its board of directors, or a company that may be the subject of a potential strategic transaction with the Group) when the Insider discontinues employment or service with the Group, such Insider may not trade in Company Securities or securities of any such other company until that information has become public or is no longer material. In addition, if the Insider is subject to the blackout restrictions specified below in Section 9 when employment or service with the Group is discontinued, those restrictions will continue to apply until the expiration of any quarterly or special blackout period. In addition, the Group Company Secretary may impose other trading restrictions on the Insider at the time of the termination of employment or service, in which case the Insider will be advised of such restrictions.
Special and Prohibited Transactions
Insiders and Related Persons are prohibited from (a) entering into derivative or hedging transactions (for example, warrants, puts, calls, other publicly-traded options or similar instruments) in Company Securities and purchasing financial instruments tied to Company Securities (including prepaid variable forward contracts, equity swaps, collars, and exchange funds) or engaging in any other hedging transactions, (b) purchasing Company Securities on margin, borrowing against the Company’s securities or otherwise pledging Company Securities as collateral for a loan or (c) short-selling Company Securities. In addition, except as permitted under a Rule 10b5-1 Plan (see Section 8 below), the Group discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and must, if applicable, otherwise comply with the restrictions and procedures outlined below in Section 9 (including, for Insiders subject to blackout periods under this Policy, immediate cancellation upon commencement of quarterly blackout or special blackout period, as applicable).

7. DISCLOSURE OF COMPANY INFORMATION
Authorization to Disclose Material Non-Public Information or Inside Information
The Group authorizes only certain authorized persons to make public disclosures of material non-public information or inside information or to confer with persons outside the Group (e.g., auditors, outside counsel and other advisors) regarding such information.
Accordingly, Insiders should restrict the communication of material non-public information or inside information to those employees, officers, directors or other authorized persons having a need to know the information in order to serve the Group’s interests. In communicating material non-public information or inside information to employees of the Group, all officers, directors, and employees must take care to emphasize the need for confidential treatment of such information and adherence to the Group’s policies with regard to confidential information. In addition, as mentioned above, Insiders must comply at all times with MAR requirements related to the disclosure of “inside information.”
For additional information, see the Group’s Policy on the Management and Disclosure of Inside Information and Communications with the Investment Community which is available on the Company's intranet.
Discussing or Recommending Company Securities/Tipping
Insiders should use caution when discussing Company Securities with anyone outside the Group and not recommend the purchase, sale or holding of Company Securities. Making recommendations of that type could result in accidental disclosure of material non-public information or inside information or be viewed as “tipping,” which carries significant legal, financial and reputational risk for you, the tippee and the Group. For instance, in addition to U.S. securities laws related to tipping, under the U.K. criminal insider dealing regime, there is a broadly similar “tipping off” criminal offence which prohibits a person from encouraging another person to deal in securities that are (whether or not that other knows it) price-affected securities in relation to the information, knowing or having reasonable cause to believe that the dealing would take place.
Chat Rooms and Internet Postings
Unless specifically authorized to do so, no Insider may disclose material non-public information or inside information about the Group on the Internet and more specifically in discussion forums, message boards or chat rooms or on social media. Any such disclosure may amount to a “tip” or leak of material non-public information or inside information in violation of this Policy and subject you, the tippee and the Group to significant legal, financial and reputational risk.

8. RULE 10B5-1 PLANS
Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (“Exchange Act”) provides a defense from insider trading liability. In order to be eligible to rely on this defense under Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”), a person subject to this Policy must enter into a plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1 (a “Rule 10b5-1 Plan”) and that must be adopted in accordance with the Group’s “Guidelines for Rule 10b5-1 Plans” attached as Appendix A.
Any Rule 10b5-1 Plan must be submitted for pre-approval by the Group Company Secretary (or the Group Company Secretary’s designee) at least five (5) days prior to the entry into the Rule 10b5-1 Plan. If a Rule 10b5-1 Plan complies with this Policy, no further pre-approval of transactions conducted pursuant to the Rule 10b5-1 Plan will be required and transactions in Company Securities may occur even when the person who has entered into the plan is aware of material nonpublic information (or inside information) and/or when there is a blackout period, if applicable.
Because compliance with Rule 10b5-1 is complex, the Group recommends that you work with a sophisticated broker and the Group Company Secretary (or the Group Company Secretary’s designee) to ensure you fully understand the limitations and conditions of Rule 10b5-1 before you establish a Rule 10b5-1 Plan

9.     ADDITIONAL RESTRICTIONS AND REQUIREMENTS FOR DIRECTORS, SECTION 16 OFFICERS, PDMRs AND OTHER DESIGNATED PERSONS
The Group has established additional procedures in order to assist the Group in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while being aware of material non-public information or inside information and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.
Blackout Periods
All purchases or sales of Company Securities and/or other transactions subject to this Policy by Covered Persons are prohibited during certain blackout periods, except to the extent such transactions are pursuant to a trading plan that complies with Rule 10b5-1 or are subject to an exception in accordance with procedures set forth in Section 4 above. The blackout periods are in addition to the general restrictions on trading set forth in this Policy that are applicable to all Insiders.
•Quarterly blackouts. Because the announcement of quarterly and annual earnings has the potential to have a material effect on the market for Company Securities, Covered Persons may not trade in Company Securities during the period beginning fifteen (15) calendar days prior to the end of a fiscal quarter and ending one (1) full trading day after the earnings release for that fiscal quarter or year, as applicable.
•Other blackouts. From time to time, situations may occur where there is information known by management that has the potential to be material when released. In any such situation, at the discretion of, and upon notice from, the Group Company Secretary (or the Group Company Secretary’s designee), a special blackout period may be imposed to be in effect for so long as deemed necessary or appropriate. Any person made aware of the existence of a special blackout period pursuant to this procedure may not disclose the existence of the blackout period to any other person without the permission of the Group Company Secretary (or the Group Company Secretary’s designee).

Even if a blackout period is not in effect, Covered Persons and their Related Persons may not trade in Company Securities if they are aware of material non-public information or inside information about the Group or Company Securities. In addition, Insiders who are Pre-Clearance Parties must pre-clear all transactions in Company Securities as discussed in the following section, even if such Insider (or their Related Person) initiates them when a blackout period is not in effect.
Closed Periods under MAR
Under MAR, no dealings in Company Securities by PDMRs and/or their PCAs are permitted during “closed periods.” Under MAR, “closed periods” are defined as the period of thirty (30) calendar days prior to the release of each of (i) the preliminary announcement of the Group’s annual results (or, where no such announcement is released, the thirty (30) calendar days prior to publication of the Group’s annual financial report), and (ii) the Group’s half-yearly financial report. For purposes of this Policy and MAR, compliance by PDMRs and their Related Persons with the Group’s quarterly blackout periods, as described above, is designed to satisfy the “closed period” restrictions and obligations of PDMRs and their Related Persons under MAR.
Pre-Clearance
In addition to being subject to all of the other limitations in this Policy, any Pre-Clearance Party must obtain pre-clearance from the Group Company Secretary or the Group Company Secretary’s designee (or, in the case of the Group Company Secretary, from the Chief Financial Officer) at all times before engaging in transactions in Company Securities, including, without limitation:
•acquisitions, purchases and sales of Company Securities;
•the exercise of stock options even when no shares are sold on the market; elective transactions under 401(k)/deferred compensation plans, if any;
•the sale of Company Securities issued upon exercise of stock options or upon vesting/settlement of other equity awards;
•election to have cash dividends on shares reinvested in Company shares rather than being paid out in cash; and
•the entry into, modification or termination of a Rule 10b5-1 Plan; provided that transactions pursuant to a Rule 10b5-1 Plan previously pre-cleared and established in accordance with this Policy (including Appendix A) and in compliance with Rule 10b5-1 (as discussed above) do not require pre-clearance.

For the avoidance of doubt, each Pre-Clearance Party must also seek pre-clearance from the Group Company Secretary (or the Group Company Secretary’s designee) for any transactions by any Related Person of such Pre-Clearance Party.
Each proposed transaction will be evaluated to determine if it raises insider trading or other concerns. Pre- clearance may also be given subject to conditions. Where this is the case, the Pre-Clearance Party (and its Related Persons, if applicable) must observe those conditions when effecting the transaction. This pre-clearance policy applies even if a Pre-Clearance Party (or its Related Person) is initiating a transaction while a blackout period is not in effect.
Other than pre-clearance requests for Rule 10b5-1 Plans, which are subject to procedures specified above under “Rule 10b5-1 Plans” and in Appendix A, all requests for pre-clearance should be submitted to the Group Company Secretary (or the Group Company Secretary’s designee) at least two (2) business days in advance of the proposed transaction using a pre- clearance form that can be obtained from the Group Company Secretary (or the Group Company Secretary’s designee). Pre-clearance of a transaction is valid for five (5) business days. If the person receives pre-clearance but subsequently becomes aware of material non- public information or inside information before the trade is executed, the pre-clearance is void and the trade must not be completed. Transactions not effected within the time limit, or if a Pre- Clearance Party or its Related Person becomes aware of material non-public information or inside information concerning Company Securities during that time, become subject to pre- clearance again. If pre-clearance is denied, the fact of such denial must be kept confidential by the person requesting it.
For PDMRs and their PCAs, the pre-clearance requirements summarized above are designed to comply with MAR requirements related to prior clearance as well. Note that, for purposes of this Policy and MAR, different pre-clearance procedures and processes will apply where any dealing is being carried out by the Group on the Pre-Clearance Party’s behalf in relation to any equity incentive plan operated by the Group (e.g., if the Group is making an option or other equity grant to a Pre-Clearance Party). In that case, the Group Company Secretary (or the Group Company Secretary’s designee) will arrange for overall clearance to deal on the Pre- Clearance Party’s behalf in relation to any equity incentive plan operated by the Group. If “inside information” exists at the usual time where an option or equity award is due to be granted or Company Securities are due to be delivered on vesting/settlement under any equity incentive plan, there may be a delay in the delivery of any such option, award or securities and communications with a Restricted Party in this regard.
Additional Securities Matters
•Section 16. Section 16 Persons and greater than 10% beneficial owners of the Company’s ordinary shares (each, a “Section 16 Insider”) are also required to comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act. The practical effect of these provisions is that (1) Section 16 Insiders will be required to report transactions in Company Securities (usually within two (2) business days after the date of the transaction) and (2) Section 16 Insiders who, without an applicable exemption, acquire and dispose of Company Securities within a six-month period will be required to disgorge all profits (as calculated pursuant to the rules under Section 16 of the Exchange Act) to the Group whether or not they had knowledge of any material non-public information or inside information about Company Securities.

In addition, the Group requires that all Section 16 Persons (or their brokers) submit to the Group Company Secretary (or the Group Company Secretary’s designee) a copy of any trade order or other confirmation relating to a transaction in Company Securities by them or their Related Persons within one (1) business day of any such transaction so that the Group Company Secretary (or the Group Company Secretary’s designee) can prepare and timely file a Form 4 under Section 16 (which, as mentioned above, are usually due within two (2) business days after the date of the transaction). This information is necessary to enable the Group to ensure that all such applicable securities transactions are properly reported. Adherence to this Policy is vital to a Section 16 Person’s compliance with the reporting requirements of Section 16 under the Exchange Act. The Group will provide separate materials to officers and directors regarding compliance with Section 16 and its related rules.
•Rule 144. A Section 16 Person (and their Related Persons) may be deemed to be “affiliates” of the Group. Consequently, Company Securities held by any Section 16 Person (and/or its Related Person) may be considered to be “restricted securities” or “control securities,” the sale of which are subject to compliance with Rule 144 under the Securities Act of 1933, as amended (or any other applicable exemption under the federal securities laws). If this is the case, note that Rule 144 places limits on the number of shares that may be sold and provides that certain procedures must be followed before Company Securities can be sold, including filing a Form 144 with the SEC. A Section 16 Person should contact the brokerage firm through which the shares are being sold so that the brokerage firm can prepare and file the Form 144 on their behalf.
•Notifiable Transactions under MAR. Each PDMR must give notice to the Group of every “notifiable transaction” conducted on the PDMR’s own account or the account of any PCA of such PDMR. PDMRs can obtain a list of “notifiable transactions” from the Group Company Secretary (or the Group Company Secretary’s designee); note that the list is very broad and captures every transaction which changes a PDMR’s or his/her PCA’s holdings of Company Securities, or the nature in which they hold Company Securities, even if the transaction is not otherwise subject to other restrictions set forth in this Policy. In addition, PDMRs are also required to submit a notification directly to the FCA within three (3) business days from the date of the transaction. As a courtesy, the Group submits such notifications to the FCA on behalf of its PDMRs (or their PCAs) and will prepare and submit any other required filings in respect of PDMRs’ (and their PCAs’) transactions/dealings in Company Securities and notify the market at the same time, as required under MAR. If a PDMR is unsure as to whether or not a particular transaction is a “notifiable transaction,” the PDMR should consult the Group Company Secretary. Please bear in mind that the responsibility for ensuring that the PDMR’s obligations have been complied with rests solely with PDMRs.

Appendix A

Guidelines for Rule 10b5-1 Plans

As discussed in the Policy, Rule 10b5-1 provides an affirmative defense from insider trading liability under applicable U.S. securities laws and regulations and this defense is generally permitted under MAR. In order to be eligible to rely on this defense, Insiders and Related Persons must enter into a Rule 10b5-1 Plan for transactions in Company Securities that meets certain conditions specified in Rule 10b5-1. Capitalized terms used in these guidelines without definition have the meaning set forth in the Policy.
These guidelines are in addition to, and not in lieu of, the requirements and conditions of Rule 10b5-1 and MAR. The Group Company Secretary (or the Group Company Secretary’s designee) will interpret and administer these guidelines for compliance with Rule 10b5-1, MAR, the Policy and the requirements below. No personal legal or financial advice is being provided by the Group Company Secretary (or the Group Company Secretary’s designee) regarding any Rule 10b5-1 Plan or proposed trades. Insiders and Related Persons remain ultimately responsible for ensuring that their Rule 10b5-1 Plans and contemplated transactions fully comply with applicable securities laws. It is recommended that Insiders and Related Persons consult with their own attorneys or other advisors about any contemplated Rule 10b5-1 Plan.
Note that for any Section 16 Person, the Company is required to disclose the material terms of his or her Rule 10b5-1 Plan, other than with respect to price, in its periodic report for the quarter in which the Rule 10b5-1 Plan is adopted or terminated or modified (as described below).
1.Pre-Clearance Requirement. The Rule 10b5-1 Plan must be submitted to the Group Company Secretary (or the Group Company Secretary’s designee) for approval five (5) days prior to the entry into the Rule 10b5-1 Plan and must be approved by the Group Company Secretary (or the Group Company Secretary’s designee). The Group may require that Insiders and Related Persons use a standardized form of Rule 10b5-1 Plan.
2.Time of Adoption. Subject to pre-clearance requirements described above, the Rule 10b5-1 Plan must be adopted at a time when:
•the Insider and/or Related Person is not aware of any material non-public information or inside information about the Group or Company Securities; and
•if applicable to the Insider, a blackout period or closed period is not in effect.
3.Plan Instructions. Any Rule 10b5-1 Plan adopted by any Insider or Related Person must be in writing, signed and either:
•specify the amount, price and date of the sales (or purchases) of Company Securities to be effected;
•provide a formula, algorithm or computer program for determining when to sell (or purchase) Company Securities, the quantity to sell (or purchase) and the price; or
•delegate decision-making authority with regard to these transactions to a broker or other agent without any material non-public information or inside information about Company Securities.

For the avoidance of doubt, Insiders and Related Persons may not subsequently influence how, when, or whether to effect purchases or sales with respect to the securities subject to an approved and adopted Rule 10b5-1 Plan.
4.No Hedging. Insiders and Related Persons may not have entered into or altered a corresponding or hedging transaction or position with respect to the securities subject to the Rule 10b5-1 Plan and must agree not to enter into any such transaction while the Rule 10b5-1 Plan is in effect.
5.Good Faith Requirements. Insiders and Related Persons must enter into the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5. Insiders and Related Persons must act in good faith with respect to the Rule 10b5-1 Plan for the entirety of its duration.
6.Certifications for Section 16 Persons. Section 16 Persons and their Related Persons that enter into Rule 10b5-1 Plans must certify that they are: (1) not aware of any material non-public Information or inside information about the Group or the Company Securities; and (2) adopting the Rule 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5.
7.Cooling Off Periods. The first trade under the Rule 10b5-1 Plan may not occur until the expiration of a cooling-off period as follows:
•For Section 16 Persons (as well as their Related Persons), the later of (1) two (2) business days following the filing of the Company’s Form 10-Q or Form 10-K for the completed fiscal quarter in which the Rule 10b5-1 Plan was adopted and
(2) ninety (90) calendar days after adoption of the Rule 10b5-1 Plan; provided, however, that, in no event, shall the applicable cooling-off period be required to exceed 120 days.
•For other Insiders and their Related Persons, thirty (30) days after adoption of the Rule 10b5-1 Plan.
8.No Overlapping Rule 10b5-1 Plans. Insiders and Related Persons may not enter into overlapping Rule 10b5-1 Plans (subject to certain exceptions).
9.Single Transaction Plans. Insiders and Related Persons may not enter into more than one Rule 10b5-1 Plan designed to effect the open-market purchase or sale of the total amount of securities as a single transaction during any rolling 12-month period (subject to certain exceptions). A single-transaction plan is “designed to effect” the purchase or sale of securities as a single transaction when the terms of the plan would, for practical purposes, directly or indirectly require execution in a single transaction.

1.Modifications and Terminations. Modifications/amendments and terminations of an existing Rule 10b5-1 Plan are strongly discouraged due to legal risks and can affect the validity of trades that have taken place under the plan prior to such modification/ amendment or termination. Under Rule 10b5-1 and these guidelines, any modification/amendment to the amount, price or timing of the purchase or sale of the securities underlying the Rule 10b5-1 Plan will be deemed to be a termination of the current Rule 10b5-1 Plan and creation of a new Rule 10b5-1 Plan. If an Insider or Related Person is considering administrative changes to a Rule 10b5-1 Plan, such as changing the account information, the Insider and/or Related Person should consult with the Group Company Secretary (or the Group Company Secretary’s designee) in advance to confirm that any such change does not constitute an effective termination of the plan.
As such, the modification/amendment of an existing Rule 10b5-1 Plan must be reviewed and approved in advance by the Group Company Secretary in accordance with pre-clearance procedures set forth in the Policy and these guidelines, and will be subject to all the other requirements set forth in Sections 2 -9 of these guidelines regarding the adoption of a new Rule 10b5-1 Plan.
The termination (other than through an amendment or modification) of an existing Rule 10b5-1 Plan must be reviewed and approved in advance by the Group Company Secretary (or the Group Company Secretary’s designee) in accordance with pre-clearance procedures set forth in the Policy and these guidelines. Except in limited circumstances where it may be required by law or regulation, the Group Company Secretary (or the Group Company Secretary’s designee) will not approve the termination of a Rule 10b5-1 Plan unless:
•the Insider and/or Related Person is not aware of any material non-public information or inside information about the Group or Company Securities; and
•if applicable to the Insider, a blackout or closed period is not in effect.